March 24, 2025

Wallace Lee
Chief Financial Officer
Bon Natural Life Limited
Room 601, Block C, Gazelle Valley , No.69, Jinye Road
High-Tech Zone , Xi   an , Shaanxi, China
People   s Republic of China

       Re: Bon Natural Life Limited
           Form 20-F for Fiscal Year Ended September 30, 2024
           File No. 001-40517
Dear Wallace Lee:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
 March 24, 2025
Page 2
Form 20-F for Fiscal Year Ended September 30, 2024
Item 3. Key Information
Holding Foreign Companies Accountable Act, page 3

1.     We note your disclosure on page 3 that    [yo]ur auditor, located in
China, is subject to
       the 2021 Determination Report    appears to conflict with your
disclosure on the same
       page stating your auditor    is a U.S.-based accounting firm that is
registered with the
       PCAOB    and    was not subject to the 2021 Determination Report.
Please revise to
       reconcile your disclosure or otherwise advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tara Harkins at 202-551-3639 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences